UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               Pure Biofuels Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74621R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 74621R104                                     13D

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Plainfield Special Situations Master Fund Limited
                      I.R.S. Identification No. 98-0451872
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      00

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                          --------------------------------------
NUMBER OF           8     SHARED VOTING POWER
SHARES                    141,717,098 shares (1)
BENEFICIALLY              --------------------------------------
OWNED BY            9     SOLE DISPOSITIVE POWER
EACH                      -0-
REPORTING                 --------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
                          141,717,098 shares (1)
                          --------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 141,717,098 shares (1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.21% (1)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   CO, HC

--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 52,033,333 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Plainfield Peru I LLC
                      I.R.S. Identification No. 26-0816482
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      00

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                          --------------------------------------
NUMBER OF           8     SHARED VOTING POWER
SHARES                    141,717,098 shares (1)
BENEFICIALLY              --------------------------------------
OWNED BY            9     SOLE DISPOSITIVE POWER
EACH                      -0-
REPORTING                 --------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
                          141,717,098 shares (1)
                          --------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 141,717,098 shares (1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.21% (1)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   00

--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 52,033,333 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Plainfield Peru II LLC
                      I.R.S. Identification No. 26-0816494
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      00

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                          --------------------------------------
NUMBER OF           8     SHARED VOTING POWER
SHARES                    141,717,098 shares (1)
BENEFICIALLY              --------------------------------------
OWNED BY            9     SOLE DISPOSITIVE POWER
EACH                      -0-
REPORTING                 --------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
                          141,717,098 shares (1)
                          --------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 141,717,098 shares (1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.21% (1)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   00

--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 52,033,333 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Plainfield Asset Management LLC
                      I.R.S. Identification No. 20-2332356
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      00

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                          --------------------------------------
NUMBER OF           8     SHARED VOTING POWER
SHARES                    141,717,098 shares (1)
BENEFICIALLY              --------------------------------------
OWNED BY            9     SOLE DISPOSITIVE POWER
EACH                      -0-
REPORTING                 --------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
                          141,717,098 shares (1)
                          --------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 141,717,098 shares (1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.21% (1)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   IA, 00

--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 52,033,333 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Max Holmes

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      00

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                          --------------------------------------
NUMBER OF           8     SHARED VOTING POWER
SHARES                    141,717,098 shares (1)
BENEFICIALLY              --------------------------------------
OWNED BY            9     SOLE DISPOSITIVE POWER
EACH                      -0-
REPORTING                 --------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER
                          141,717,098 shares (1)
                          --------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 141,717,098 shares (1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.21% (1)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   IN

--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 52,033,333 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     This Amendment No. 3 (this "Amendment") amends certain information in the statement on Schedule 13D (the "Initial Statement") initially filed on September 19, 2007 by the Reporting Persons (as defined below), as amended on January 31, 2008, and as further amended on March 26, 2008, relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 9440 Little Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

Item 2.  Identity and Background

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a)-(c); (f) This Amendment is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated by reference as an exhibit hereto and incorporated herein by reference.

     Set forth below is certain information relating to each of the Reporting
Persons:

     (1) Plainfield Special Situations Master Fund Limited

     Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

     (2) Plainfield Peru I LLC

     Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

     (3) Plainfield Peru II LLC

     Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

     (4) Plainfield Asset Management LLC

     Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (5) Max Holmes

     Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On August 4, 2008, the Issuer entered into a warrant exchange agreement (the "Warrant Exchange Agreement") with Peru II. Pursuant to the Warrant Exchange Agreement, the Issuer agreed to issue 78,033,765 shares of Common Stock for (A) Peru II's holdings of warrants to purchase (i) 59,104,912 shares of Common Stock at an exercise price of $0.30 and (ii) 122,605 shares of Common Stock at an exercise price of $0.01; and (B) Peru II's rights to acquire warrants to purchase 57,823,130 shares of Common Stock at an exercise price to be determined but not greater than $0.30 (the "Warrant Rights" and together with the warrants described in subclause (A) above, the "Warrants").


Item 4.  Purpose of Transaction

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     Pursuant to the terms of the Warrant Exchange Agreement, 78,033,765 shares of Common Stock were issued by the Issuer to Peru II in exchange for the Warrants. As a result of this transaction, the Reporting Persons beneficially own 68.21% of the Issuer's Common Stock (calculated pursuant to the requirements of Rule 13d-3(d)(1) of the Exchange Act).


     Except as otherwise disclosed in this Amendment, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a); (b) Peru II beneficially owns 89,683,765 shares of Common Stock, consisting of (i) 89,683,765 shares of Common Stock of which it is the owner of record, representing approximately 43.17% of the outstanding Common Stock (assuming the conversion of the Notes). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 52,033,333 shares of Common Stock, all of which are issuable upon conversion of the Notes representing in the aggregate approximately 25.04% of the outstanding Common Stock (assuming the conversion of the Notes). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of Common Stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaim any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On August 5, 2008, the Issuer and Peru II entered into the Warrant Exchange Agreement referred to under Item 3 above.

     On April 18, 2008, the Issuer, as guarantor, entered into a Second Amendment to Loan Documents (the "Amendment") with Borrowers, Master Fund, as the lender and administrative agent and the other credit parties thereto. The Amendment amends the Loan Agreement and certain related documents (together with the Loan Agreement, the "Loan Documents") entered into by the Issuer, the Borrowers and Master Fund on September 12, 2007 as amended by an amendment executed on March 13, 2008.

     Pursuant to the terms of the Amendment, available borrowings under the Loan Agreement were increased by $17,346,939, such that the maximum aggregate principal amount of loans available under the Loan Agreement is $37,346,939. Also pursuant to the Amendment, interest under the Loan Agreement from and including March 12, 2008 to but excluding October 1, 2008, shall accrue and be due and payable in four equal installments to be paid on October 1, 2008, November 1, 2008, December 1, 2008 and January 1, 2009. Obligations under the Loan Agreement are secured by liens on substantially all of the assets of the Issuer, the Borrowers and each of the Borrowers' subsidiaries. However, pursuant to the Amendment, Master Fund agreed to release any liens or security interests on inventory (including raw materials, finished product, byproducts and inventory in process) and accounts receivable and the proceeds therefrom of the Borrowers.

     Under the terms of the Amendment, the Issuer and the Borrowers agreed to
(1) implement a trust arrangement with respect to the Collateral (as defined in the Loan Agreement) within 120 days of the effective date of the Amendment, (2) if requested by Master Fund and/or Peru I and Peru II, recapitalize the debt and equity structure of the Borrowers and the other credit parties in order to cause the reduction of the amount outstanding under the Notes (as defined in the Loan Agreement), including, if requested by the Peru I and Peru II and/or Master Fund, any collateral secured pursuant to the Convertible Note Documents (as defined in the Loan Agreement) and/or the Amendment and an increase in the amount outstanding under the Loans in a manner satisfactory to the administrative agent within 90 days of such request, (3) if requested by Master Fund and/or Peru I and Peru II, have the Issuer issue warrants to Peru II to purchase an amount of shares of the Issuer's common stock in an amount when exercised equal to $17,346,939 divided by an exercise price per share of the Issuer's common stock to be determined but no greater than $0.30 (the "Warrant Issuance"), and (4) amend the Issuer's articles of incorporation to increase its authorized common stock in an amount sufficient to support the issuance of the common stock underlying the Warrant Issuance within 90 days of such request (or 120 days if the Securities and Exchange Commission reviews the preliminary proxy filed in connection therewith).

Item 7.  Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:


1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14. Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15. Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II.

16. Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 6, 2008

                                   PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                   LIMITED

                                   By: /s/ THOMAS X. FRITSCH
                                       ---------------------
                                       Thomas X. Fritsch
                                       Authorized Individual

                                   PLAINFIELD PERU I LLC

                                   By: /s/ Steven Segaloff
                                       -------------------
                                       Steven Segaloff
                                       Senior Vice President

                                   PLAINFIELD PERU II LLC

                                   By: /s/ Steven Segaloff
                                       -------------------
                                       Steven Segaloff
                                       Senior Vice President

                                   PLAINFIELD ASSET MANAGEMENT LLC

                                   By: /s/ THOMAS X. FRITSCH
                                       ---------------------
                                       Thomas X. Fritsch
                                       Managing Director and General Counsel

                                   MAX HOLMES

                                   By: /s/ THOMAS X. FRITSCH
                                       ---------------------
                                       Thomas X. Fritsch
                                       Attorney-in-Fact*



* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.